[GRAPHIC OMITTED] AHOLD                                       September 17, 2007

                                                                   PRESS RELEASE

UPDATE ON SHARE BUYBACK PROGRAM

Amsterdam, the Netherlands - Ahold today announced that it has repurchased 11,702,830 of its own common shares in the period from September 10, 2007 up to and including September 14, 2007. Shares were repurchased at an average price of EUR 10.1821 per share for a total amount of EUR 119.2 million. These repurchases were made as part of the EUR 1 billion share buyback program announced on August 30, 2007.

The total number of shares repurchased under this program to date is 22,258,162 common shares for a total consideration of EUR 225.7 million.

Ahold Press Office: +31 (0)20 509 5343

FORWARD-LOOKING STATEMENTS NOTICE

Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, statements as to Ahold's expectations as to the maximum amount of the share buyback program. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements, including the future market prices for Ahold's shares. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely. Many of these risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities laws. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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